SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EASTMAN KODAK COMPANY
(Name of Subject Company (Issuer))
EASTMAN KODAK COMPANY
(Names of Filing Persons (Offeror))
3.375% Convertible Senior Notes due 2033
(Title of Class of Securities)
277461BE8
2774618XO
(CUSIP Numbers of Class of Securities)
Joyce P. Haag
General Counsel and Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, NY 14650
(585) 724-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian Lane, Esq. Stephanie Tsacoumis, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, NW Washington, DC 20036 (202) 955-8000	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Item 12. Exhibits.
SIGNATURE
Index to Exhibits
Exhibit (a)(5)(ii)

INTRODUCTORY STATEMENT
     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Eastman Kodak Company, a New Jersey corporation (“Kodak” or the “Company”), on September 18, 2009 (as amended, the “Schedule TO”), to purchase any and all of its outstanding 3.375% Convertible Senior Notes due 2033 (the “Notes”) for an amount in cash equal to 100% of the principal amount of the Notes validly tendered and accepted for purchase. Kodak’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 2009, and amended by the filing of Amendment No. 1 to the Schedule TO on October 1, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Results of the Tender Offer
     The Company is filing this Amendment No. 2 to report the results of the Offer. On October 20, 2009, the Company issued a press release announcing the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference.
     Pursuant to the terms of the Offer, Notes not tendered, or tendered and validly withdrawn, in the Offer will remain outstanding, and the terms and conditions governing the Notes, including the covenants and other provisions contained in the indenture governing the Notes, will remain unchanged.
Item 12. Exhibits.
     Item 12 is hereby amended and supplemented to include the following exhibit:
(a)(5)(ii)	Press Release issued by the Company on October 20, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

EASTMAN KODAK COMPANY
/s/ William G. Love
William G. Love
Date: October 20, 2009

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase, dated September 18, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated September 18, 2009.

(a)(5)(ii)	Press Release, dated October 20, 2009.

(d)(1)	Fifth Supplemental Indenture, dated as of October 10, 2003, to Indenture dated as of January 1, 1988, among Eastman Kodak Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit (4) J. of Kodak’s current on Form 8-K, filed with the Securities and Exchange Commission on October 10, 2003).

*	Previously filed.